SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------
                            FERROFLUIDICS CORPORATION
                            (NAME OF SUBJECT COMPANY)

                           FERROTEC ACQUISITION, INC.
                              FERROTEC CORPORATION
                                    (BIDDERS)

                            ------------------------

                          COMMON STOCK, $.004 PAR VALUE

                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   315414 20 1

                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                 AKIRA YAMAMURA
                              FERROTEC CORPORATION
                                SUMITOMO BLDG. #6
                               5-24-8 HIGASHI UENO
                         TAITO-KU, TOKYO 110-0015, JAPAN
                             TELEPHONE: 03(3845)1032

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                            ------------------------
                                    COPY TO:

                              ALAN H. ARONSON, ESQ.
                       AKERMAN, SENTERFITT & EIDSON, P.A.
                           ONE SOUTHEAST THIRD AVENUE
                                   28TH FLOOR
                            MIAMI, FLORIDA 33131-1714
                            TELEPHONE: (305) 374-5600

                            CALCULATION OF FILING FEE

    TRANSACTION VALUATION                                AMOUNT OF FILING FEE
    ---------------------                                --------------------
        $37,298,842(1)                                          $7,460

(1) Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 5,574,177 shares of Ferrofluidics Corporation common stock, including the associated preferred share purchase rights ("Shares"), which are outstanding at $6.50 per Share, and 428,330 Shares which are subject to outstanding options, at $6.50 per Share less the exercise price of such options. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the Shares to be purchased.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID: NOT APPLICABLE.
FORM OR REGISTRATION NO.: NOT APPLICABLE.
FILING PARTY: NOT APPLICABLE.
DATE FILED: NOT APPLICABLE.

                                                      Exhibit Index on Page  10
                                                                           -----

                                 SCHEDULE 14D-1

CUSIP NO. 315414 20 1

1.       NAME OF REPORTING PERSON:  FERROTEC CORPORATION

         I.R.S. IDENTIFICATION NUMBER:  N/A

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (A) |X|

                                                                                                             (B) |_|
3.       SEC USE ONLY

4.       SOURCE OF FUNDS:

         BK AND WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                                |_|
         PURSUANT TO ITEMS 2(D) OR 2(E):

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

         JAPAN

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

         PERSON:

         15,000 shares of Common Stock, $.004 par value, of Ferrofluidics Corporation

8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES                                                   |_|
         CERTAIN SHARES:

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):

         0.27%

10.      TYPE OF REPORTING PERSON:

         HC AND CO

                                 SCHEDULE 14D-1

CUSIP NO. 315414 20 1

1.       NAME OF REPORTING PERSON:  FERROTEC ACQUISITION, INC.

         I.R.S. IDENTIFICATION NUMBER:  02-0511990

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (A)  |X|

                                                                                                            (B)  |_|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:

         AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                                |_|
         PURSUANT TO ITEMS 2(E) OR 2(F):

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

         COMMONWEALTH OF MASSACHUSETTS

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

         PERSON:  0

8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES                                                   |_|
         CERTAIN SHARES:

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):  0.0%

10.      TYPE OF REPORTING PERSON:

         CO

                                 SCHEDULE 14D-1

CUSIP NO. 315414 20 1

         This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by Ferrotec Acquisition, Inc., a Massachusetts corporation (the "Purchaser") and a wholly owned subsidiary of Ferrotec Corporation, a Japanese corporation (the "Parent"), to purchase all outstanding shares of the common stock, par value $.004 per share (the "Common Stock"), including the associated preferred share purchase rights (the "Rights," and together with the Common Stock, the "Shares") of Ferrofluidics Corporation, a Massachusetts corporation (the "Company"), at a price of $6.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase for Cash, dated October 26, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

         (a) The name of the subject company is Ferrofluidics Corporation, a Massachusetts corporation, which has its principal executive offices at 40 Simon Street, Nashua, New Hampshire 03061.

         (b) The class of equity securities being sought is all the outstanding shares of Common Stock, par value $.004 per share, of the Company. The information set forth in the "Introduction" and Section 1, "Terms of the Offer" of the Offer to Purchase is incorporated herein by reference.

         (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in Section 6, "Price Range of Shares; Dividends on the Shares" of the Offer to Purchase are incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(d) and (g) The information concerning the name, state or other place of organization, principal business and address of the principal office of each of the Purchaser and Parent, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of the Purchaser and Parent set forth in the "Introduction," Section 9, "Certain Information Concerning the Purchaser and Parent" and Schedule I of the Offer to Purchase are incorporated herein by reference.

         (e)-(f) During the last five years, none of the Purchaser or Parent and, to the best knowledge of the Purchaser and Parent, none of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         (a)(1) The information set forth in Section 9, "Certain Information Concerning the Purchaser and Parent," and Section 11, "Background of the Offer; Contacts with the Company; the Merger Agreement," of the Offer to Purchase is incorporated herein by reference. Except as described therein, neither the Purchaser and Parent, nor to the best of the knowledge of the Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase, has entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred, or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

         (a)(2) The information set forth in Section 9, "Certain Information Concerning the Purchaser and Parent," and Section 11, "Background of the Offer; Contracts with the Company; the Merger Agreement," of the Offer to Purchase is incorporated herein by reference. Except as described therein, neither the Purchaser nor Parent, nor to the best of the knowledge of the Purchaser or Parent, any of the persons listed in Schedule I of the Offer to Purchase, has entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Statement, with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

         (b) The information set forth in the "Introduction," Section 8, "Certain Information Concerning the Company," Section 9, "Certain Information Concerning the Purchaser and Parent," Section 11, "Background of the Offer; Contacts with the Company; the Merger Agreement," and Section 12, "Purpose of the Offer and the Merger; Plans for the Company; Other Matters," of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)-(b) The information set forth in Section 10, "Source and Amount of Funds," and Section 12, "Purpose of the Offer and the Merger; Plans for the Company; Other Matters," of the Offer to Purchase is incorporated herein by reference.

         (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         (a)-(e) The information set forth in the "Introduction," Section 11, "Background of the Offer; Contacts with the Company; the Merger Agreement," and
Section 12, "Purpose of the Offer and the Merger; Plans for the Company; Other Matters," of the Offer to Purchase is incorporated herein by reference.

         (f)-(g) The information set forth in Section 7, "Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations," of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)-(b) The information set forth in Section 9, "Certain Information Concerning the Purchaser and Parent," of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         The information set forth in the "Introduction," Section 9, "Certain Information Concerning the Purchaser and Parent," Section 11, "Background of the Offer; Contacts with the Company; the Merger Agreement," and Section 12, "Purpose of the Offer and the Merger; Plans for the Company; Other Matters," of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in the "Introduction" and Section 16, "Fees and Expenses," of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         The information set forth in Section 9, "Certain Information Concerning the Purchaser and Parent," of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

         (a) The information set forth in the "Introduction," Section 11, "Background of the Offer; Contacts with the Company; the Merger Agreement," and
Section 12, "Purpose of the Offer and the Merger; Plans for the Company; Other Matters," of the Offer to Purchase is incorporated herein by reference. Except as described therein, there are no present or proposed material contracts, arrangements, understandings or relationships between the Purchaser or Parent, or to the best of the knowledge of the Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase, and the Company, or any of its executive officers, directors, controlling persons or subsidiaries.

         (b)-(c) The information set forth in Section 15, "Certain Legal Matters," of the Offer to Purchase is incorporated herein by reference.

         (d) The information set forth in Section 7, "Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations," and Section 15, "Certain Legal Matters," of the Offer to Purchase is incorporated herein by reference.

         (e) Not applicable.

         (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

99(a)(1)     Offer to Purchase dated October 26, 1999

99(a)(2)     Letter of Transmittal with respect to the Shares

99(a)(3)     Notice of Guaranteed Delivery with respect to the Shares


99(a)(4) Letter, dated October 26, 1999, from D. F. King & Co., Inc. to Brokers, Dealers, Banks, Trust Companies and Other Nominees

99(a)(5) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients

99(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

99(a)(7) Press Release jointly issued by Parent and the Company on October 20, 1999.

99(a)(8)     Form of Summary Advertisement dated October 26, 1999.

99(c)(1) Agreement and Plan of Merger, dated as of October 20, 1999, among Parent, the Purchaser and the Company

99(c)(2) Confidentiality Agreement, dated as of August 16, 1999, by and between Parent and the Company

99(c)(3)     Consulting Agreement,  dated as  of October 20, 1999, among Parent, the Purchaser, the Company and Paul F. Avery, Jr.

99(c)(4)     Employment  Agreement,  dated as of October 20, 1999, among Parent, the Purchaser, the Company and William B. Ford

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                           FERROTEC ACQUISITION, INC.

                                       By:      /s/ Richard R. Cesati, II
                                               ---------------------------------
                                                Name:    Richard R. Cesati, II
                                                Title:   President

Date:  October 26, 1999

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                              FERROTEC CORPORATION

                                       By:      /s/ Akira Yamamura
                                               ---------------------------------
                                                Name:    Akira Yamamura
                                                Title:   President

Date: October 26, 1999

                                  EXHIBIT INDEX

EXHIBIT NO.    PAGE IN SEQUENTIAL NUMBERING SYSTEM

99(a)(1)     Offer to Purchase dated October 26, 1999

99(a)(2)     Letter of Transmittal with respect to the Shares

99(a)(3)     Notice of Guaranteed Delivery with respect to the Shares

99(a)(4) Letter dated October 26, 1999, from D. F. King & Co., Inc. to Brokers, Dealers, Banks, Trust Companies and Other Nominees

99(a)(5) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients

99(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

99(a)(7) Press Release jointly issued by Parent and the Company on October 20, 1999

99(a)(8)     Form of Summary Advertisement dated October 26, 1999

99(c)(1) Agreement and Plan of Merger, dated as of October 20, 1999, among the Purchaser, Parent and the Company

99(c)(2) Confidentiality Agreement, dated as of August 16, 1999, by and between Parent and the Company

99(c)(3) Consulting Agreement, dated as of October 20, 1999, among Parent, the Purchaser, the Company and Paul F. Avery, Jr.

99(c)(4) Employment Agreement, dated as of October 20, 1999, among Parent, the Purchaser, the Company and William B. Ford